NYSE American / TSX
Symbol: TMQ

News Release

Trilogy Metals Achieves TSX30 Ranking as Top Performer on the Toronto Stock Exchange

September 9, 2026 – Vancouver, British Columbia – Trilogy Metals Inc. (NYSE American / TSX: TMQ) ("**Trilogy Metals**", "**Trilogy**" or the "**Company**") announced that it has been named to the 2026 TSX30, an annual ranking of the top-performing companies on the Toronto Stock Exchange over a three-year period, based on dividend-adjusted share price appreciation. Trilogy's share price increased 570% for the three years ended June 30, 2026.

Tony Giardini, President and Chief Executive Officer of Trilogy Metals, commented: "We are honoured to be recognized among the top-performing companies on the Toronto Stock Exchange. This achievement reflects the confidence investors have placed in Trilogy Metals and in the strategic importance of northwestern Alaska's Arctic Project to American critical mineral supply chain security. We thank our shareholders and our team, and remain focused on advancing the project through permitting and creating long-term, sustainable value for all our stakeholders."

For more information on the 2026 TSX30 rankings, visit www.tsx.com/tsx30.

About Trilogy Metals

Trilogy Metals Inc. is a metal exploration and development company holding a 50 percent interest in Ambler Metals LLC, which has a 100 percent interest in the Upper Kobuk Mineral Projects ("**UKMP**") in northwestern Alaska. On December 19, 2019, South32 Limited, a globally diversified mining and metals company, exercised its option to form a 50/50 joint venture with Trilogy Metals. The UKMP is located within the Ambler Mining District which is one of the richest and most prospective known copper-dominant districts in the world. It hosts polymetallic volcanogenic massive sulfide ("**VMS**") deposits that contain copper, zinc, lead, gold and silver, and carbonate replacement deposits which have been found to host high-grade copper and cobalt mineralization. Exploration efforts have been focused on two deposits in the Ambler Mining District – the Arctic VMS deposit and the Bornite carbonate replacement deposit. Both deposits are located within a land package that spans approximately 190,929 hectares. Ambler Metals has an agreement with NANA Regional Corporation, Inc., an Alaska Native Corporation, that provides a framework for the exploration and potential development of the Ambler Mining District in cooperation with local communities. Trilogy Metals' vision is to develop the Ambler Mining District into a premier North American copper producer while protecting and respecting subsistence livelihoods.

Company Contact

Matthew Keevil
Vice President, Investor Relations and Business Development
ir@trilogymetals.com
Phone: +1 604 638 8088

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation, including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein, including, without limitation, statements regarding plans and expectations relating to the UKMP; and the strategic importance of the Arctic Project to domestic critical mineral supply chains are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "intends", "estimates", "potential", "possible", and similar expressions, or statements that events, conditions, or results "will", "may", "could", or "should" occur or be achieved. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations include the uncertainties involving the outcome of pending litigation, success of exploration activities, permitting timelines, requirements for additional capital, government regulation of mining operations, environmental risks, prices for energy inputs, labour, materials, supplies and services, uncertainties involved in the interpretation of drilling results and geological tests, unexpected cost increases and other risks and uncertainties disclosed in the Company's Annual Report on Form 10-K for the year ended November 30, 2025 filed with Canadian securities regulatory authorities and with the United States Securities and Exchange Commission and in other Company reports and documents filed with applicable securities regulatory authorities from time to time. The Company's forward-looking statements reflect the beliefs, opinions, and projections on the date the statements are made. The Company assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.